**UNITED STATES OF AMERICA**
**BEFORE THE**
**SECURITIES AND EXCHANGE COMMISSION**

May 8, 2019

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In the Matter of

**Entrex Market Index, LLC**
**150 E Palmetto Park Road, Suite 800**
**Boca Raton, FL 33432**

**ORDER DECLARING OFFERING**
**STATEMENT ABANDONED UNDER THE**
**SECURITIES ACT OF 1933, AS AMENDED**

File No. 024-10812

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       Entrex Market Index, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933.  The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on May 8, 2019.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Vanessa Countryman
Acting Secretary